UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 2, 2014

Commission File No. 001-36738

Navios Maritime Midstream Partners L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Facility Agreement

On November 13, 2014, Navios Maritime Midstream Partners L.P. (“Navios Midstream Partners”) entered into a facility agreement with Credit Suisse AG (the “Facility Agreement”) for an amount of up to $126.0 million in order to partially finance its purchase of the capital stock of the subsidiaries that own four very Large Crude Carriers in our initial fleet: Shinyo Kannika (“Kannika”), Shinyo Ocean (“Ocean”), Shinyo Kieran (“Kieran”) and Shinyo Saowalak (“Saowalak”). Capitalized terms used herein, but not otherwise defined, shall have the meaning ascribed to them in the Facility Agreement. The Facility Agreement is repayable in 20 quarterly installments of $2.63 million each, with a final balloon payment of $73.5 million payable together with the last installment. The Facility Agreement has a term of up to five years and bears interest at a rate of LIBOR plus 300 bps.

The subsidiaries that own Kannika, Ocean, Kieran, and Saowalak are guarantors of the obligations of Navios Midstream Partners under the Facility Agreement. Navios Midstream Partners and each of its subsidiaries are subject to certain customary covenants, including financial covenants and events of default which include, among others, that it shall be an event of default if the financial covenants are not complied with and if the Permitted Owners’ proportion of issued units in Navios Midstream Partners, in the aggregate, drops below 20% of issued units and/or Mrs. Angeliki Frangou ceases to be Chairman of the Board and Chief Executive Officer of Navios Acquisition and/or Navios Midstream Partners.

The foregoing description is subject in all respects to the actual terms of the Facility Agreement. A copy of the Facility Agreement is furnished as Exhibit 10.1 to this Report and is incorporated herein by reference.

Exhibits

Exhibit No.	Exhibit

10.1	Facility Agreement of up to $126,000,000, dated November 13, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

By:	/S/ ANGELIKI FRANGOU
Angeliki Frangou
Chief Executive Officer
Date: December 2, 2014

Exhibit Index

Exhibit No.	Exhibit

10.1	Facility Agreement of up to $126,000,000, dated November 13, 2014.